Exhibit 99.1

Dejour Closes C$3.5 Million Debt Facility

Completes Financing of Initial Kokopelli Production

Vancouver, BC, June 19, 2013 — Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ) (the “Company” or “Dejour”), an independent oil and natural gas exploration and production company operating in North America’s Piceance Basin and Peace River Arch regions, announces that it has closed a fixed term, interest only, C$3.5 million debt facility due December 2014, with Calgary, Canada based Invico Performance Yield Fund Limited Partnership. The interest rate is 14% per annum and the principal is repayable at any time following 6 months from today without penalty. The loan facility has been structured as two advances of C$2.5 million and C$1 million, respectively.

As previously reported, the Company is preparing for initial production at its Kokopelli project and enjoys a 72% WI in the entire acreage, with an average 93% gross WI in the initial four wells, subject to a previously announced production sharing agreement with a Denver based drilling fund. With the realization of firmer gas prices to date in 2013 and increased deeper drilling activity in the Basin, most notably by WPX Energy (NYSE:WPX), Dejour is now modeling Kokopelli for the next wave of development. The Company estimates the potential to drill 27 deeper Mancos/Niobrara wells and more than 200 additional Williams Fork wells on its two leases that comprise a total of 2200 gross acres at Kokopelli. Plans are being implemented to drill a high potential Mancos production test at Kokopelli in Q4 2013.

The first advance was delivered to the Company today and will be partially applied towards full repayment and cancellation of the C$1.45 million “Tranche B” credit facility and the retirement of an additional C$200,000 against the Company’s conventional “Tranche A” loan outstanding with its Canadian Bank. This remains a conventional, reserve-based C$3.5mm facility bearing interest monthly at Prime + 1%.

The balance of the first advance and the second advance of C$1.0 million to be received in July 2013 is earmarked for working capital including the final costs related to the initiation of NGL rich gas production from 4 wells at the Company’s Kokopelli project currently underway in Colorado.

In connection with this financing, the Company will issue to the lender 7,291,667 common share purchase warrants at an exercise price of C$0.24 per share, exercisable for a period of 2 years. A 3.5% fee is payable in cash to Colonial Advisory, agent for the transaction.

“We are excited about the association with this Canadian institutional lender. This financing provides Dejour with additional capital to support the production initiation at our flagship Kokopelli, Piceance Basin, Colorado liquids-rich gas property and solidifies an ongoing comfortable relationship with the Company’s existing Canadian bank. Dejour can now confidently move forward, joining the ranks as a NW Colorado gas and NGL producer,” Robert L. Hodgkinson, Dejour’s Co-chairman and CEO commented.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin and environs (approximately 117,500 net acres) and Peace River Arch regions (approximately 7,500 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders’ best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange MKT (NYSE MKT: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production operating activities, the use of proceeds, and the closing of the second advance, that may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward- looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Craig Allison
598 – 999 Canada Place,	Investor Relations – New York
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050; Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

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